SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                             STERLING COMMERCE, INC.
                       (Name of Subject Company (Issuer))


                                SBC SILVER, INC.
                             SBC COMMUNICATIONS INC.
                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person))


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    859205106
                      (CUSIP Number of Class of Securities)


        JUDITH M. SAHM                                      WAYNE WIRTZ
    SBC COMMUNICATIONS INC.                           SBC COMMUNICATIONS INC.
       175 E. HOUSTON,                                     175 E. HOUSTON,
SAN ANTONIO, TEXAS 78205-2233                      SAN ANTONIO, TEXAS 78205-2233
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                             HOWARD CHATZINOFF, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000
                            FACSIMILE: (212) 310-8007

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

          Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]   third-party tender offer subject to Rule 14d-1.
          [ ]   issuer tender offer subject to Rule 13e-4.
          [ ]   going-private transaction subject to Rule 13e-3.
          [ ]   amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



NY2:\880010\01\$V0Q01!.DOC\72289.0003

SBC Communications Inc.

                                                                  NEWS RELEASE
[GRAPHIC OMITTED]


FOR MORE INFORMATION, CONTACT:

SBC Communications Inc.            SBC Communications Inc.              Sterling Commerce
Selim Bingol                       Tony Katsulos                        Kevin Sibbring
Tel: 210/351-3991                  Tel: 210/351-2105                    Tel: 614/793-7373
Internet: bingols@corp.sbc.com     Internet: katsulot@fleishman.com     Internet: kevin_sibbring@stercomm.com


Note: A teleconference for media will be held from 11:30 a.m. - 12:30 p.m. EST. Call-in: 1-877-749-4271. A replay of the call will be available at 1-800-227-7088, passcode: 2069025. Additional information about this announcement is available at www.sbc.com.

            SBC Communications to Acquire E-Business Solutions Leader
                                Sterling Commerce

   MOVE WILL ACCELERATE COMPANIES' EXPANSION INTO HIGH-GROWTH INTERNET MARKETS

           SAN ANTONIO, TEXAS, AND COLUMBUS, OHIO, FEB. 22, 2000 - In a move to establish itself as a leader in the fast-growing business-to-business e-commerce market, SBC Communications Inc. (NYSE: SBC) today announced it entered into a definitive agreement to acquire Sterling Commerce, Inc. (NYSE: SE), one of the world's leading providers of e-business integration solutions.

           The all-cash transaction, which is structured as a $44.25 per-share cash tender offer followed by a merger with a subsidiary of SBC, is valued at nearly $3.9 billion. The tender offer is expected to commence in the next several days; the transaction is expected to be completed by late March or during the second quarter.

           SBC's acquisition of Sterling Commerce builds on a series of strategic initiatives, alliances and investments SBC recently has made to provide its customers with end-to-end data and Internet-driven solutions and services. It also gives SBC the skills and expertise to offer its business customers even more advanced solutions in the future.

           Sterling Commerce specializes in creating, powering and managing secure "e-Marketplace communities" where multiple buyers and sellers can conduct real-time transactions, exchange goods and services, collaborate on business opportunities and share information faster and at lower costs.


                                     -more-



C:\WINDOWS\TEMP\Village Release FINAL.doc

           PAGE 2/SBC TO ACQUIRE STERLING COMMERCE

           Sterling Commerce's software and services allow customers to build e-communities, to integrate business processes and to exchange information within and between enterprises worldwide.

           Sterling Commerce reported Fiscal 1999 revenues of $561 million, and provides e-Marketplace solutions to over 45,000 customers worldwide including blue chip companies such as Wal-Mart, Johnson & Johnson, Sony and BMW. In the United States, it serves 487 of the FORTUNE 500 companies.

           According to International Data Corporation (IDC) the business-to-business (B2B) e-commerce industry is expected to grow from $200 billion in 2000 to $2.5 trillion in 2004.

           This rapid growth is being driven by buyers and sellers who are hungry for sophisticated, secure e-Marketplace communities in which to conduct business transactions faster and more efficiently over the Internet. It is also being driven by companies eager to improve customer service, increase productivity and enhance their competitive edge in the global market.

           "This is an outstanding addition to our already strong line-up of data services, enhancing our ability to offer our business customers integrated, end-to-end e-business solutions worldwide," said Edward E. Whitacre Jr., chairman and chief executive officer of SBC. "This instantly gives SBC the skill sets, software, products and services needed to take the lead in one of the most rapidly growing segments of the e-commerce market. Sterling Commerce's highly skilled information technology teams also will help us in the future as we continue to capitalize on Internet-driven opportunities."

           Rich Dietz, president of SBC's Global Markets group, which serves nearly 425 of the company's multi-national business customers, said the combination of SBC and Sterling Commerce dramatically changes the competitive landscape of a market, that while growing rapidly, requires substantial resources and expertise to enter and remain competitive.

           "Business customers not only want a leader in e-business integration solutions, they also want a company that they know and trust, has the resources and scale to meet their unique needs, and offers high-quality, reliable network services to connect e-Marketplace communities," said Dietz.


                                     -more-

           PAGE 3/SBC TO ACQUIRE STERLING COMMERCE

           "No other player in the industry today can address all these needs in the way that SBC and Sterling Commerce can. Together, we can capitalize on our unique strengths to realize the tremendous synergies of our two customer bases."

           Sterling Commerce will operate as a separate subsidiary within SBC's Global Markets group, reporting to Dietz, and remain based in Columbus, Ohio. While it will have substantial autonomy to pursue growth opportunities, it will work closely with SBC's business account teams to offer integrated solutions to customers.

           Brad Sharp, Sterling Commerce president and chief operating officer, said the company is eager to leverage SBC's broad customer base and major strategic initiatives such as Project Pronto, a $6 billion broadband network investment that further positions SBC as a leading provider of advanced data solutions and Internet services.

           "We're proud of our substantial global customer base, but maximizing the value of e-Marketplace communities means adding as many business partners as possible to each client's community, and ultimately, growing the number of industry communities," said Warner C. Blow, Sterling Commerce chief executive officer. "SBC's powerful distribution channels and strong relationships with hundreds of thousands of customers, especially small- and medium-size businesses which typically aren't yet e-businesses, will considerably strengthen our ability to serve more customers than ever before. Plus, aligning ourselves with America's broadband leader gives Sterling Commerce the resources to focus on aggressive development of advanced e-business software and services."

           Whitacre said that in addition to being a top-performing e-business company, Sterling Commerce is a solid fit with SBC's data communications and Internet strategies. Business-to-business e-commerce, for example, is an ideal application for high-speed, always-on broadband DSL connectivity.

           "Like SBC, Sterling Commerce is an established company with a history of closely consulting with business customers to create e-business solutions," Whitacre said. "It also has an enviable track record of delivering innovative e-business solutions and revenue growth, which are key indicators of why we believe that this transaction will quickly create value for SBC business customers and shareowners."


                                     -more-

           PAGE 4/SBC TO ACQUIRE STERLING COMMERCE

           SBC also plans to use Sterling Commerce's services to further streamline SBC's internal business processes and generate cost efficiencies.

           Pursuant to the definitive agreement announced today, a cash tender offer will be commenced by a wholly owned subsidiary of SBC to acquire all the outstanding shares of Sterling Commerce common stock. It is expected that all shares not purchased in the tender offer will be converted into the right to receive $44.25 per share in a second step merger following the tender offer. While the transaction is not subject to Federal Communications Commission or state review, the companies must make a Hart-Scott-Rodino filing with the U.S. Department of Justice Antitrust Division and the Federal Trade Commission and will be required to make certain filings with foreign competition agencies. In addition, the tender offer will be conditioned upon the tender of a majority of the Sterling Commerce shares on a fully-diluted basis (excluding options not exercisable at the time the tender offer is consummated) and other customary conditions.

 [NOTE TO MEDIA: Sterling Commerce is not affiliated with Sterling Software.]

THE TENDER OFFER DESCRIBED IN THIS ANNOUNCEMENT FOR THE OUTSTANDING SHARES OF STERLING COMMERCE HAS NOT YET COMMENCED, AND THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE TENDER OFFER WILL BE MADE ONLY THROUGH THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE FOLLOWING DOCUMENTS, WHEN THEY BECOME AVAILABLE, REGARDING TENDER OFFER AND MERGER (DESCRIBED ABOVE), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:

     o SBC'S TENDER OFFER STATEMENT ON SCHEDULE TO INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY

     o STERLING COMMERCE'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9.

THESE DOCUMENTS AND AMENDMENTS TO THESE DOCUMENTS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION WHEN THE TENDER OFFER COMMENCES. WHEN THESE AND OTHER DOCUMENTS ARE FILED WITH THE SEC, THEY MAY BE OBTAINED FREE AT THE SEC'S WEB SITE AT www.sec.gov . YOU MAY ALSO OBTAIN FOR FREE EACH OF THESE DOCUMENTS (WHEN AVAILABLE) FROM THE INFORMATION AGENT FOR THE OFFER, TO BE ANNOUNCED.

           PAGE 5/SBC TO ACQUIRE STERLING COMMERCE

Information set forth in this news release contains financial estimates and other forward-looking statements that are subject to risks and uncertainties. A discussion of factors that may affect future results is contained in SBC's filings with the Securities and Exchange Commission. SBC disclaims any obligation to update or revise statements contained in this news release based on new information or otherwise.


           STERLING COMMERCE, INC. is a worldwide leader in providing E-Business Integration solutions for the Global 5000 and their commerce communities. The company is one of 40 companies included in the Dow Jones Internet Services Index and one of 100 companies included in the USA Today Internet 100 Stock Index. The company provides solutions to address E-Business Process Integration, E-Community Management, E-Business Communication Infrastructure and E-Sourcing. For more information, visit the Sterling Commerce Web site at www.sterlingcommerce.com.

           SBC COMMUNICATIONS INC. (www.sbc.com) is a global communications leader. Through its subsidiaries - SOUTHWESTERN BELL, AMERITECH, PACIFIC BELL, SBC TELECOM, NEVADA BELL, SNET and CELLULAR ONE - and world-class network, SBC provides local and long-distance phone service, wireless and data communications, paging, high-speed Internet access and messaging, cable and satellite television, security services and telecommunications equipment, as well as directory advertising and publishing. In the United States, the company currently has 90.4 million voice grade equivalent lines, 11.2 million wireless customers and is undertaking a national expansion program that will bring SBC service to an additional 30 markets. Internationally, SBC has telecommunications investments in 23 countries. With more than 204,000 employees, SBC is the 13th largest employer in the U.S., with annual revenues that rank it among the largest Fortune 500 companies.


                                       ###

                              SBC-Sterling Commerce
                        News Media Conference Call Script
                                       for
                                Tuesday, Feb. 22


          [OPERATOR INTRODUCTION OF LARRY SOLOMON AS CALL CHAIRPERSON]


LARRY: Welcome everyone. My name is Larry Solomon. I'm Vice President of Corporate Communications for SBC. This morning we distributed a news release announcing a major acquisition that will further accelerate SBC's growth and ability to capitalize on high-growth Internet markets.

           Joining us today by telephone from Columbus, Ohio, are Rich Dietz, President of SBC's Global Markets, and a special guest whom I'm very happy to welcome to the call, Brad Sharp . . . Brad is President and Chief Operating Officer of Sterling Commerce. As you will find out in the weeks and months to come, Brad's EXPERTISE in the e-business solutions space is matched only by his PASSION for it . . .he, his team and their business are an AWESOME addition to the SBC family.

           Rich Dietz is spending the day in Columbus visiting with Brad and his troops on this very important day for both of our companies.

           In a moment, I'll turn the call over to Steve McGaw, Managing Director of SBC's Corporate Development group. But first, I want to remind everyone that today's news release, as well as helpful information about SBC and Sterling Commerce, can be found on our web site at www.sbc.com. I also need to go over our safe harbor statement which is as follows:

           Information in this conference call contains financial estimates and other forward-looking statements that are subject to risks and uncertainties. A discussion of factors that may affect future results is contained in SBC's filings with the Securities and Exchange Commission. SBC disclaims any obligation to update or revise statements contained in this conference call based on new information or otherwise.

           OK, with that . . . I'll turn things over to the Managing Director of SBC Corporate Development - Steve McGaw.

STEVE: Thanks, Larry. I also would like to welcome Brad and thank him for being with us today. It's an important and -- I believe -- historic day for all of us.

           My job today is to take you through the transaction at a 50,000-foot level, Rich Dietz will do the same from a strategic marketing and business market perspective, and Brad Sharp will talk about Sterling Commerce and the markets they serve.

           So, why has SBC made this acquisition? Acquiring Sterling Commerce immediately moves SBC from being a developing player in the business-to-business e-commerce space to being a recognized worldwide e-business leader.

           The amazing growth rate in this segment of Internet-enabled business is attractive on its own to a growth-minded company like SBC.

           Industry experts say that this $200 billion market will grow into a $2.5 trillion market by 2004 - and some analysts think the 88-percent annual growth rate is overly CONSERVATIVE.

           This segment's tremendous growth is being driven by the need to integrate business processes with and between companies, the rapid adoption of Web technologies, the simplification of applications technologies, and the cost savings and new revenue opportunities created by the Internet.

           And, as Rich will tell you in a few moments, Sterling Commerce's value-added software and services complement SBC's existing portfolio of data solutions and Internet access services.

           Another benefit SBC expects to realize from this acquisition is the ability to leverage Sterling Commerce's relationships with their customers' chief information officers and other corporate technology leaders who increasingly control their company's data communications and e-business solutions budgets.

           No other single company will be able to address business customers' e-business integration solutions needs like Sterling Commerce and SBC.

           This transaction is good for SBC, it's good for Sterling Commerce and it's being done in a way that's good for our shareowners.

           The alternative to acquiring Sterling Commerce and the industry-leading position it brings us, would be to build a significant e-business presence on our own, and that would be difficult, expensive and could take several years. That's not a strategy SBC was willing to embrace.

           Acquiring Sterling Commerce supports SBC's overall growth strategy, complements SBC's current data communications and Internet plans and makes SBC even more attractive as the data, Internet and communications solutions company of choice for business customers.

           In addition to establishing SBC as a leader in the e-business space, the transaction will enable Sterling Commerce to more quickly maximum its potential for the benefit of customers and shareowners. SBC gives Sterling Commerce the added scale and scope it needs to maximize its growth and potential.

           Unlike some other new Internet companies, Sterling Commerce has an enviable track record of delivering innovative business solutions, and proven profitability and revenue growth.

           All are key reasons why we believe that this transaction will quickly create value for SBC business customers and shareowners.

           As we mentioned in today's news release, the transaction through which SBC will acquire Sterling Commerce is a $44.25 per share cash tender offer. The transaction is valued at nearly $3.9 billion, and gives us several opportunities for synergy.

           For example, Sterling Commerce's services can add to the growth of SBC's core data communications offerings from both a transport and Integrated Access perspective by increasing SBC's ability to offer integrated solutions domestically and worldwide.

           There are opportunities for internal synergies, too. SBC plans to utilize Sterling Commerce's e-business integration solutions to streamline SBC's business processes, which could generate significant cost-savings at the corporate and operational levels.

           SBC expects to realize incremental revenues and internal cost-savings as a result of this transaction that will, in effect, make the Sterling Commerce acquisition largely self-funding.

           As you can tell, we've got very high expectations because we think e-business solutions is a great space . . . especially when you're the lead horse in the race.

           With that, I'll turn over the reins to Brad Sharp, Sterling Commerce's president and COO, to tell you a little more about the e-business space.

BRAD:      Good morning, everyone.

           I know we've got a lot of news media on the call who know SBC intimately, but probably are less familiar with Sterling Commerce and how we approach the e-business space, so I'd like to talk briefly about the company, our business and our opportunities, which as of today have grown significantly.

           Sterling Commerce is the worldwide leader in providing e-business integration solutions for Global 5000 companies and their business communities. We have 2,300 employees, more than 45,000 customers and we reported that Fiscal Year 1999 revenues grew 17 percent to $561 million.

           We have a direct presence in 20 countries and distributor operations in 50 countries. We've deeply penetrated a broad range of industries, and we serve 487 of the Fortune 500 companies.

           As Steve mentioned, Sterling Commerce has a history of strong revenues and earnings.

           Sterling Commerce specializes in creating, powering and managing secure "e-Marketplace communities" where multiple buyers and sellers can conduct real-time transactions, exchange goods and services, collaborate on business opportunities and share information faster and at lower costs.

           More specifically, we build, manage and service integrated e-Communities to increase their effectiveness in conducting business. We integrate complex and disparate business processes within an enterprise and among its e-business communities. We manage the complexities of data delivery within and between enterprises. And, we provide resources to solve customers' business problems through managed e-Business Integration and Outsourcing services.

           And, we provide resources to solve customers' business problems through managed e-Business Integration and Outsourcing. The acquisition of Sterling Commerce will allow SBC to offer, in the future, even more advanced services to meet its customers' needs, including e-consulting and ASP.

           For us, joining SBC means being in a better position to more quickly maximize our potential for the benefit of business customers and shareowners.

           SBC's financial and operating strength give Sterling Commerce the added scale and scope it needs to capitalize on its growth and potential worldwide.

           We also will benefit from SBC's strong brand and powerful marketing and complementary offerings needed to attract new business customers, and we will be able to more quickly develop large e-commerce communities by tapping SBC business customers.

           Our e-business consultant and development organizations are looking forward to leveraging the communications technology and experience of SBC's networks and infrastructure specialists.

           It's clear to use that our e-business integration and software services and SBC's existing data solutions and Internet services are complementary and will combine to make enticing end-to-end solutions for business customers.

           I know that this is a lot to digest, but we'll be spending more time in the weeks to come to help everyone more fully understand why we're a leader in the e-business space, and how we expect to add value to SBC, right out of the gate.

           Now I'll turn over the call to Rich Dietz, who heads SBC's Global Accounts.

RICH: Thanks, Brad . . . and I couldn't agree more with what you said about taking some time fully explain the terrific story and powerful value-creating opportunities we now have. But rather than get into too much of that detail, I'm going to keep it simple.

           First, let me say that Sterling Commerce will be a key piece of the comprehensive data-focused and Internet-driven services we offer our business customers.

           This isn't a one-off acquisition that's meant to be a standalone business. Sterling Commerce's e-business solutions expertise will be seeded throughout our business offerings, and effective immediately, becomes a key component of our business segment strategy.

           Now that the strategic business planning part of my brain has said its piece, I'm going to let the marketing side talk for a bit.

           Folks, we have something REALLY special here.

           The combination of SBC and Sterling Commerce dramatically changes the competitive landscape. Together, we're going to occupy a unique niche in the market as the only single-source provider of end-to-end e-business integration solutions including communications infrastructure, business process integration, community management, network integration, high-speed data transport and outsourcing.

           SBC immediately becomes a leader in the e-business solutions industry, and is unique from competitors in that space.

           Information technology companies can form alliances with telecommunications companies, but SBC now stands alone on a new playing field in being able to satisfy business customers' need for enterprise-wide e-business solutions all from within a single, cohesive company.

           Combining SBC's and Sterling Commerce's skills sets creates a company that's loaded with the kinds of Internet expertise that business customers demand in order to succeed in the digital age.

           Before I talk about Sterling Commerce's technology, I want to say something about the people who are making all the noise with the e-business bells and whistles. By virtue of this transaction, SBC is taking on more than 2,000 hugely talented knowledge workers. The people who power Sterling Commerce are top-notch, and folks with their skill-sets are very hard to find in today's economy.

           We look forward to keeping these people, to leveraging their expertise, and we want them to quickly experience the opportunities that come with being part of the SBC family.

           Immediately after the acquisition, these skilled employees will help Sterling Commerce enhances SBC's ability to provide business customers with end-to-end Internet-driven and e-business solutions and services.

           In the future, it gives SBC the capabilities and expertise to offer customers even more advanced business solutions.

           Sterling Commerce's value-added services, which make up its E-Marketplace offerings, complement SBC's existing portfolio of data solutions and access services.

           Sterling Commerce's services also can add to the growth of SBC's core data communications offerings from both a transport (which includes ATM, frame relay and DSL) and Integrated Access perspective (including managed data services, VPN and extranet) by increasing SBC's ability to offer integrated solutions domestically and worldwide.

           The e-business integration market also makes the efficiency of Internet-enabled solutions available to hundreds of thousands of small, medium and even large companies which previously missed out on the benefits of business-to-business e-commerce because of high costs and/or the complexity of earlier systems.

           Smaller companies can leverage SBC's high-speed data communications and Internet access services via DSL to further enhance the benefit of Sterling Commerce's "E-Marketplace" offering. We continue to roll out DSL service aggressively and SBC is ahead of schedule with our $6 billion Project Pronto broadband initiative.

           I'd recommend that the analysts covering Sterling Commerce visit SBC's web site to get more information about Project Pronto. It's a big part of maximizing the benefits of the transaction.

           Speaking of that, the transaction will give SBC even greater opportunities to develop and increase its web-hosting services, which is already is the fastest-growing portion of SBC's data communications portfolio.

           Revenue from SBC's applications and data communications solutions increased 109 percent during the fourth quarter of 1999. The segment includes: network integration services, Internet Service Provider Services and web hosting.

           I'm going to finish today back where I started . . . and that's by saying, "This is a fantastic story." And, sure, it's going to take some time for everyone to do the granular analysis of why this opportunity is so special, but I think it's pretty easy to begin connecting the dots on Day One, and see how this developing picture is poised to create value for SBC, its customers and its shareowners.

LARRY: Thanks, Rich. A lot of people have joined the call today, and I know there's going to be a lot of questions, so let's get right to it.

           Operator . . . we're ready to begin the Q&A session now.

           [APPROXIMATELY 30 MINUTES OF Q&A]

LARRY:     Operator, we have time for one more question . . .

                             [AFTER FINAL QUESTION]

           Thanks again to everyone for joining the call today. Don't forget to visit our web site at www.sbc.com for additional materials.

           This concludes our call.

                                       ###

                              SBC-Sterling Commerce
                    Financial Analyst Conference Call Script
                                       for
                                Tuesday, Feb. 22


          [OPERATOR INTRODUCTION OF JOSE GUTIERREZ AS CALL CHAIRPERSON]


JOSE:      Welcome everyone.

           My name is Jose Gutierrez. I am managing director of Investor Relations for SBC. This morning we distributed a news release announcing a major acquisition that will further accelerate SBC's growth and ability to capitalize on high-growth Internet markets.

           We've got quite a group gathered to discuss this exciting news and take your questions.

           With me in San Antonio are Jim Kahan, Executive Vice President in charge of Corporate Development, and Dave Gallemore, Executive Vice President in charge of Strategic Marketing and Planning. We also have most of our investor relations team in the room.

           And, I'm happy to welcome TWO very special guests . . . joining us by telephone from Columbus, Ohio, are Warner C. Blow, CEO of Sterling Commerce, and Brad Sharp, President and Chief Operating Officer of Sterling Commerce.

           In a moment, I'll turn the call over to Jim Kahan. But first, I want to remind everyone that today's news release as well as helpful information about SBC and Sterling Commerce can be found on our web site at www.sbc.com. I also need to go over our safe harbor statement which is as follows:

           Information in this conference call contains financial estimates and other forward-looking statements that are subject to risks and uncertainties. A discussion of factors that may affect future results is contained in SBC's filings with the Securities and Exchange Commission. SBC disclaims any obligation to update or revise statements contained in this conference call based on new information or otherwise.

           OK, with that . . . I'll turn things over to our head of Corporate Development, Jim Kahan.

JIM: Thanks, Jose. I also would like to welcome Warner and Brad and thank them for being with us today. It's an important and -- I believe -- historic day for all of us.

           My job today is to take you through the transaction at a 50,000-foot level, Dave Gallemore will do the same from a strategic marketing perspective, and Brad Sharp will talk about Sterling Commerce and the markets they serve.

           So, why has SBC made this acquisition? Acquiring Sterling immediately moves SBC from being a developing player in the business-to-business e-commerce space to being a recognized worldwide e-business leader.

           The amazing growth rate in this segment of Internet-enabled business is attractive on its own to a growth-minded company like SBC.

           Industry experts say that this $200 billion market will grow into a $2.5 trillion market by 2004 - and some analysts think the 88-percent annual growth rate is overly CONSERVATIVE.

           This segment's tremendous growth is being driven by the need to integrate business processes within and between companies, the rapid adoption of Web technologies, the simplification of applications technologies, and the cost savings and new revenue opportunities created by the Internet.

           Businesses also are eager to benefit from the Internet's ability to improve productivity and while enabling end-users to be served the way they want - which typically means online, fast and efficient.

           And, as Dave will tell you in a few moments, Sterling Commerce's value-added software and services complement SBC's existing portfolio of data solutions and Internet access services.

           Another benefit SBC expects to realize from this acquisition is the ability to leverage Sterling Commerce's relationships with their customers' chief information officers and other corporate technology leaders.

           As you know, these generally are the people who control their company's data communications and e-business solutions budgets. No other single company will be able to address business customers' e-business integration solutions needs like Sterling Commerce and SBC.

           This transaction is good for SBC, it's good for Sterling Commerce and it's being done in a way that's good for our shareowners.

           The alternative to acquiring Sterling Commerce and the industry-leading position it brings us, would be to build a significant e-business presence on our own, and that would be difficult, expensive and could take several years. That's not a strategy SBC was willing to embrace.

           Acquiring Sterling Commerce supports SBC's overall growth strategy, complements SBC's current data communications and Internet plans and makes SBC even more attractive as the data, Internet and communications solutions company of choice for business customers.

           In addition to establishing SBC as a leader in the e-business space, the transaction will enable Sterling Commerce to more quickly maximum its potential for the benefit of customers and shareowners. SBC gives Sterling Commerce the added scale and scope it needs to maximize its growth and potential.

           Unlike some other new Internet companies, Sterling Commerce has an enviable track record of delivering innovative business solutions, and proven profitability and revenue growth.

           All are key reasons why we believe that this transaction will quickly create value for SBC business customers and shareowners.

           As we mentioned in today's news release, the transaction through which SBC will acquire Sterling Commerce is a $44.25 per share cash tender offer. The transaction is valued at nearly $3.9 billion, and gives us several opportunities for synergy.

           For example, Sterling Commerce's services can add to the growth of SBC's core data communications offerings from both a transport and Integrated Access perspective by increasing SBC's ability to offer integrated solutions domestically and worldwide.

           There are opportunities for internal synergies, too.

           SBC plans to utilize Sterling Commerce's e-business integration solutions to streamline SBC's business processes, which could generate significant cost-savings at the corporate and operational levels.

           SBC expects to realize incremental revenues and internal cost-savings as a result of this transaction that will, in effect, make the Sterling Commerce acquisition largely self-funding. As you can tell, we've got very high expectations because we think e-business solutions is a great space . . . especially when you're the lead horse in the race.

           With that, I'll turn over the reins to Brad Sharp, Sterling Commerce's president and COO. As you'll find out in the weeks and months to come, Brad's expertise in the e-business solutions space is matched only by his passion for it . . .he, his team and their business are an awesome addition to the SBC family.

BRAD:      Good morning, everyone.

           But before I jump into that, I'd like to introduce Sterling Commerce's CEO Warner C. Blow, who's been kind enough to join us today. Warner . . .

WARNER: Thanks, Brad . . . and good morning everyone. I'm not the first, and I won't be the last person today to tell you what a powerful and strategic fit this is for both Sterling and SBC ... it makes perfect sense.

           I've spent many years, along with our chairman, Sterling Williams, and talented leaders like Brad building Sterling Commerce into the company it's become today.

           We're proud of what we've accomplished, and I think our more than 50,000 customers are testimony to that. Now, Sterling Commerce is ready to take the next step that will give us the size and scale we need to compete even more effectively, and the flexibility to focus on creating even more cutting-edge e-business solutions - and that next step comes by joining SBC.

           As I mentioned, Brad Sharp, our president and COO, is a big part of Sterling Commerce's success. Brad is anxious to tell you more about us . . . so here he is. Brad ...

BRAD:      Thanks, Warner . . .

           I know we've got a lot of telecom analysts on the call who know SBC intimately, but probably are less familiar with Sterling Commerce and how we approach the e-business space.

           So, I'd like to talk briefly about the company, our business and our opportunities, which as of today have grown significantly.

           Sterling Commerce is the worldwide leader in providing e-business integration solutions for Global 5000 companies and their business communities.

           We have 2,300 employees, more than 45,000 customers and we reported that Fiscal Year 1999 revenues grew 17 percent to $561 million.

           We have a direct presence in 20 countries and distributor operations in 50 countries. We've deeply penetrated a broad range of industries, and we serve 487 of the Fortune 500 companies.

           As Jim mentioned, Sterling Commerce has a history of strong revenues and earnings.

           Sterling Commerce specializes in creating, powering and managing secure "e-Marketplace communities" where multiple buyers and sellers can conduct real-time transactions, exchange goods and services, collaborate on business opportunities and share information faster and at lower costs.

           More specifically, we build, manage and service integrated e-Communities to increase their effectiveness in conducting business. We integrate complex and disparate business processes within an enterprise and among its e-business communities. We manage the complexities of data delivery within and between enterprises. And, we provide resources to solve customers' business problems through managed e-Business Integration and Outsourcing services.

           The acquisition of Sterling Commerce will allow SBC to offer, in the future, even more advanced services to meet its customers' needs, including e-consulting and ASP.

           For us, joining SBC means being in a better position to more quickly maximize our potential for the benefit of business customers and shareowners.

           SBC's financial and operating strength give Sterling Commerce the added scale and scope it needs to capitalize on its growth and potential worldwide.

           We also will benefit from SBC's strong brand and powerful marketing and complementary offerings needed to attract new business customers, and we will be able to more quickly develop e-marketplaces by working with SBC business customers.

           Our e-business consultant and development organizations are looking forward to leveraging the communications technology and experience of SBC's networks and infrastructure specialists. It's clear to us that our e-business software and services and SBC's existing data solutions and Internet services are complementary and will combine to make enticing end-to-end solutions for business customers.

           I know that this is just a high-level view, but we'll be spending more time in the weeks to come to help everyone more fully understand why SBC now is a leader in e-business space, and how we expect to add value to SBC, right out of the gate.

           Now I'll turn over the call to someone who's very familiar to most of the people on this call - Dave Gallemore, SBC's head of Strategic Marketing and Planning.

DAVE: Thanks, Brad . . . and I couldn't agree more with what you said about taking some time fully explain the terrific story and powerful value-creating opportunities we now have. Rather than get into too much of that detail, I'm going to keep it simple.

           First, let me say that Sterling Commerce will be a key piece of the comprehensive data-focused and Internet-driven services we offer our business customers.

           This isn't a one-off acquisition that's meant to be a standalone business. Sterling Commerce's e-business solutions expertise will be seeded throughout our business offerings, and effective immediately, becomes a key component of our business segment strategy.

           Now that the strategic planning part of my brain has said its piece, I'm going to let the marketing side talk for a bit.

           Folks, we have something REALLY special here.

           The combination of SBC and Sterling Commerce dramatically changes the competitive landscape.

           Together, we're going to occupy a unique niche in the market as the only single-source provider of end-to-end e-business solutions including communications infrastructure, business process integration, community management, network integration, high-speed data transport and outsourcing.

           SBC immediately becomes a leader in the e-business solutions industry, and is unique from competitors in that space.

           Information technology companies can form alliances with telecommunications companies, but SBC now stands alone on a new playing field in being able to satisfy business customers' need for enterprise-wide e-business solutions all from within a single, cohesive company.

           Combining SBC's and Sterling Commerce's skill sets creates a company that's loaded with the kinds of Internet expertise that business customers demand so that they can succeed in the digital age.

           Before I talk about Sterling Commerce's technology, I want to say something about the people who are making all the noise with the e-business bells and whistles. By virtue of this transaction, SBC is taking on more than 2,300 hugely talented knowledge workers. The people who power Sterling Commerce are top-notch, and folks with their skill-sets are very hard to find in today's economy.

           We look forward to keeping these people, to leveraging their expertise, and we want them to quickly experience the opportunities that come with being part of the SBC family.

           Immediately after the acquisition, these skilled employees will help Sterling Commerce enhance SBC's ability to provide business customers with end-to-end Internet-driven and e-business solutions and services.

           In the future, it gives SBC the capabilities and expertise to offer customers even more advanced business solutions.

           Sterling Commerce's value-added services, which make up its existing E-Marketplace offerings, complement SBC's existing portfolio of data solutions and access services.

           Sterling Commerce's services also can add to the growth of SBC's core data communications offerings from both a transport (which includes ATM, frame relay and DSL) and Integrated Access perspective (including managed data services, VPN and extranet) by increasing SBC's ability to offer integrated solutions domestically and worldwide.

           The e-business integration market also makes the efficiency of Internet-enabled solutions available to hundreds of thousands of small, medium and even large companies which previously missed out on the benefits of business-to-business e-commerce because of high costs and/or the complexity of earlier systems.

           Smaller companies can leverage SBC's high-speed data communications and Internet access services via DSL to further enhance the benefit of Sterling Commerce's "E-Marketplace" offering. We continue to roll out DSL service aggressively and SBC is ahead of schedule with our $6 billion Project Pronto broadband initiative.

           I'd recommend that the analysts covering Sterling Commerce visit SBC's web site to get more information about Project Pronto. It's a big part of maximizing the benefits of the transaction.

           Speaking of that, the transaction will give SBC even greater opportunities to develop and increase its web-hosting services, which already is the fastest-growing portion of SBC's data communications portfolio.

           Revenue from SBC's applications and data communications solutions increased 109% during the fourth quarter of 1999. The segment includes: network integration services, Internet Service Provider Services and web hosting.

           I'm going to finish today back where I started . . . and that's by saying, "This is a fantastic story." And, sure, it's going to take some time for everyone to do the granular analysis of why this opportunity is so special, but I think it's pretty easy to begin connecting the dots on Day One, and see how this developing picture is poised to create value for SBC, its customers and its shareowners.

JOSE: Thanks, Dave. We've got a lot of people on the call today, and I know there's going to be a lot of questions, so let's get right to it. Operator . . . we're ready to begin the Q&A session now.

           [APPROXIMATELY 30 MINUTES OF Q&A]

JOSE:      Operator, we have time for one more question . . .

                             [AFTER FINAL QUESTION]

           Thanks again to everyone for joining the call today. Don't forget to visit our web site at www.sbc.com for additional materials.

           This concludes our call.

                                       ###

SBC-SCI
EMPLOYEE MEETINGS SCRIPT
TUESDAY, FEBRUARY 22, 2000

BRAD SHARP, PRESIDENT & COO, STERLING COMMERCE
RICH DIETZ, PRESIDENT-GLOBAL MARKETS, SBC


BRAD SHARP COMMENTS
-------------------


Welcome...it's great to be with you.

This is an exciting and historic day for Sterling Commerce ... as we join forces with SBC Communications...one of the world's leading telecommunications companies.

Joining me today is Rich Dietz, who is president of SBC global markets. Rich, it's a pleasure having you with us. Rich will tell you a little about his company and why SBC is excited about this opportunity in a few minutes.


Your first question may be -- why are we doing this?
----------------------------------------------------

That's easy ... by joining with SBC, we can take our company -- already a global leader in our industry -- to a higher level.

SBC's financial and operating strength ... its deep and established sales channels ... the ability to closely consult with SBC's business customers on their e-business needs ... give us the added scale and scope we need to maximize our growth and potential.





Village employee script FINAL.doc

Today, we have lucrative relationships with nearly 50,000 companies worldwide
 ... SBC opens the door to millions of more business customers of all sizes.

Combining our e-business solutions with SBC's data and Internet solutions will form compelling and enticing end-to-end packages for customers.

This is a powerful and strategic fit for both Sterling and SBC ... it makes perfect sense.


Your next question might be -- what about me?
---------------------------------------------

SBC is acquiring our company because we are experts at what we do ... and what we do gives SBC a leadership position in the global e-business space.

SBC wants and needs you and your skills. This opens even greater growth opportunities for us as we join forces with a global telecommunications leader
 ... and one of the largest companies in the world.


Another question on your minds might be -- what about our customers?
--------------------------------------------------------------------

Nothing will really change for our customers ... except that we will be able to offer them even greater solutions because of SBC's vast resources.


And, you may ask -- what happens next?
--------------------------------------

For now, it is business as usual. You should tell customers that we are joining forces with SBC -- which means greater resources, service and solutions for our customers.

We are providing you information today to help you understand and explain this transaction.

We expect to close the deal soon ... probably during the second quarter. We will provide you more details as soon as we can.

Now, Rich Dietz would like to say a few words...Rich...

RICH DIETZ COMMENTS
-------------------

Thank you, Brad ... I am delighted to be with you today.

Welcome to SBC ... we are bringing together two great companies.

I want to tell you why SBC is excited about this union ... and a little bit about who we are. But first, I want to clearly answer another question you may have. We are not going to change who you are and what you do.

You are a highly successful company in a business with tremendous potential. As Brad said, you are the experts in your space. We will add resources ... we will add access ... we will help you be more successful.

What we won't do is try to turn you into a telephone company ... although we don't think there's anything wrong with telephone companies ... at least some of them.

The fact is, we're no longer a phone company in the traditional sense. Data traffic will overtake voice in the near future. Last year, our revenue from data services increased more than 42 percent to $5.7 billion.

Make no mistake; we want you to continue doing what you're doing. We have no plans to mess with success. We want to support you with our resources ... and we want to learn from you.

This acquisition does a number of things for SBC:

o        It immediately establishes us as a global leader in e-business.

o It allows us to add several value-added services to our data communications and Internet portfolio ... thereby increasing our ability to offer business customers integrated, end-to-end e-business solutions worldwide.

o It not only supports our growth strategy and data communications plans, but it instantly gives SBC the skill sets, products and services needed to compete effectively in one of the most rapidly growing segments of the e-commerce space.

o It dramatically changes the competitive landscape. Together, we will occupy a unique niche in the market as the only single-source provider of end-to-end e-business integration solutions -- including systems management and consulting, software, network integration and high-speed data transport.

In addition:

o Your highly skilled information technology experts complement our technical staff, and we plan to quickly identify and capitalize on new business opportunities.

o We plan to use your services and expertise to further streamline our own business functions, including procurement.

Now, a little bit about SBC. Many of you know more about us today than you did a year ago because most of you here in Ohio are Ameritech customers ... and I hope you are satisfied customers. SBC completed its Ameritech merger last October and we have moved quickly to integrate operations.

With Ameritech, SBC is now America's largest local telephone company, with one-third of the nation's access lines into homes and businesses in 13 states. With more than 204,000 employees, we are the nation's 13th largest employer. Our annual revenue of $49 billion makes us one of the largest Fortune 500 companies.

With our national-local strategy we are expanding into 30 top U.S. markets outside of our traditional service regions over the next two years. We will enter the first three of those markets -- Boston, Miami and Seattle -- later this year. Our national expansion will put us in the top 50 U.S. markets.

We are the third largest wireless company in the U.S. with more than 11.2 million customers coast-to-coast, including nine of the nation's top 10 markets.

Internationally, SBC has a global portfolio of nearly $25 billion in 23 countries on five continents. We are the largest non-European telecommunications investor in Europe, giving us unique access to its $175 billion telecom market.

Just this month, we were named America's most admired telecommunications company in Fortune's annual ranking. We've been America's most admired four of the last five years and we're also the world's most admired for all three years the magazine has conducted its global survey.

In one of the biggest and most important initiatives we've ever undertaken, SBC is spending $6 billion to build a next-generation network that will make us America's broadband leader. The initiative is called Project Pronto and will make super-fast, always-on Internet service available to about 80 percent of our customers.

Our deployment of broadband services will play a major role in the evolution of Internet commerce, online shopping, online entertainment and newly emerging online services. And it fits perfectly with Sterling's business.

Our chairman and CEO is Ed Whitacre, who has more than 36 years with the company and has been chairman since 1990 ... guiding us from our beginnings as a stand-alone regional telephone company to a leading global telecom player. He was unable to join us today, but sends his best and wants me to emphasize how excited he is to have you join our company.

As president of SBC global markets, I am responsible for all our major national and international business accounts. I'm excited about the opportunity we have to bring our global business strengths together to give customers complete Internet-driven and e-business solutions and services.

We're excited about this opportunity to enter e-business ... and we're really excited to do so with the team recognized as the world leader. You should be extremely proud of what you've accomplished ... we're certainly proud to have you on our team.

Thank you ... I look forward to working with you.

BRAD SHARP COMMENTS/Q&A
-----------------------

Rich and I would be happy to take any questions you might have.


BRAD SHARP CLOSING COMMENTS
---------------------------

This is an exciting day for all of us, as one worldwide leader joins another. This transaction greatly enhances our ability to grow ... and offers benefits to shareowners, customers and each of us.

As I said earlier, we will provide additional information as soon as we can. Thanks for what you do and thanks for joining us today.

                   The following documents were posted to the
              SBC Communications Inc. website on February 22, 2000

                             STERLING COMMERCE INC.
                                   QUICK FACTS

OVERVIEW

Sterling Commerce is a worldwide leader in providing E-Business Integration solutions for the Global 5000 and their commerce communities. The company provides solutions to address E-Business Process Integration, E-Community Management, E-Business Communication Infrastructure and E-Sourcing.


STERLING COMMERCE E-BUSINESS FOCUS

Sterling Commerce specializes in creating, powering and managing secure "e-marketplace communities" where multiple buyers and sellers can conduct real-time transactions, exchange goods and services, collaborate on business opportunities and share information faster and at lower costs.


PRODUCT FAMILIES

o COMMERCE services are used to build, manage and service integrated e-Communities to increase their effectiveness and efficiency in conducting business.
o CONNECT software and services provide the E-business communication infrastructure focusing specifically on the complexities of managed data delivery within and between enterprises.
o GENTRAN software and services provide E-business process integration, integrating complex and disparate business processes within an enterprise and among its e-business community members.
o EC Managed Services provides E-sourcing with resources to solve customers' business problems through managed e-Business Integration and Outsourcing.
o The VECTOR family provides banking application software and services for the automation of check flow and other financial transactions.


OFFICES

39 worldwide


OFFICERS

Sterling L. Williams, Chairman
Warner C. Blow, CEO
J. Brad Sharp, President and Chief Operating Officer


FINANCIAL INFORMATION

Fiscal year ending September 30, 1999:
Net revenue $561 million, net income $139 million


YEAR FOUNDED

1974; incorporated as public company March 1996




NY2:\881166\01\$VW%01!.DOC\72289.0003

CUSTOMER BASE Over 45,000 worldwide, including:

Wal-Mart, Office Depot, Buy.com, OnSale.com, Federal Express, UPS, Aetna, Cigna, Prudential, Citicorp, Charles Schwab, Barclays, AT&T, BT, Bristol-Myers Squibb, Cardinal Health, Rite Aid, CVS Pharmacy, Ford, Chrysler, BMW, Kroger, Winn Dixie, Black & Decker, Home Depot, Procter & Gamble, Johnson & Johnson, Microsoft, SAP, Intel, HP, Sony, Mitsubishi, 3M, Boise Cascade,

Sterling Commerce serves 487 of the FORTUNE 500 companies


EMPLOYEES

Over 2,300 worldwide


WEB SITE

www.sterlingcommerce.com

SBC TO ACQUIRE E-BUSINESS SOLUTIONS LEADER STERLING COMMERCE

           >> Move Will Accelerate Companies' Expansion into High-growth Internet Markets

In a move to establish itself as a leader in the fast-growing business-to-business e-commerce market, SBC Communications Inc. today announced it entered into a definitive agreement to acquire Sterling Commerce, Inc., one of the world's leading providers of e-business integration solutions.
The transaction is expected to be completed by late March or during the second quarter. SBC's acquisition of Sterling Commerce builds on a series of strategic initiatives, alliances and investments SBC recently has made to provide its customers with end-to-end data and Internet-driven solutions and services. It also gives SBC the skills and expertise to offer its business customers even more advanced solutions in the future.

           >> For full details on this story, go to http://intranet.sbc.com/newsnow/ http://intranet.sbc.com/newsnow/ .

----------
Note: We cannot respond to replies sent to this mailbox, but you can send feedback to us at http://intranet.sbc.com/newsnow/ http://intranet.sbc.com/newsnow/ , then click "Interact With Us".

     Charts, graphs and a video included in the discussion of the potential
     ----------------------------------------------------------------------
 acquisition of Sterling Commerce, Inc. on the SBC Communications, Inc. website
 ------------------------------------------------------------------------------

ELECTRONIC COMMERCE MARKET PROJECTIONS: In this graph, according to Forrester Research, Business-to Business Internet Commerce is expected to increase over the next five years from under 200 billion dollars in 1999 to 1.4 trillion dollars by 2003, a compounded annual growth rate of 87%.

THE ENTERPRISE BUSINESS PROCESS: This chart summarizes the electronic commerce services that Sterling and SBC Communications Inc. ("SBC") currently provide. Sterling currently provides E-Community management services; E-Business process integration services; E-Business communication infrastructure services; and E-Sourcing services. SBC currently provides network products and services.

SBC MILESTONES AND ROADMAPS: This chart provide a summary of SBC milestones in
(i) Project Pronto, (ii) products and services, (iii) partnerships and (iv) mergers and acquisitions over the previous five years and provides projections of additional milestone through 2004.

EXAMPLE OF AN E-BUSINESS AND ITS COMMUNITIES: This graph shows "Enterprise" as the boundary that separates the E-Marketplace community (suppliers, consumers, customers, governments, and banks) from the internal E-Business processes (supply, production, logistics, selling, and payment ).

TAXONOMY FOR ELECTRONIC COMMERCE: This chart lists by lists various content-related, commerce-related and infrastructure-related services provided by various companies, including Sterling Commerce and SBC.

VIDEO: Sterling Commerce's President and COO, Brad Sharp: The two companies together really allow us to change the competitive playing field. I mean, think about it, name another company like SBC that now will have the same breadth of E-Business Software and Services Solutions. There isn't one. So, we have essentially changed the competitive landscape on a global basis, which is a pretty exciting, and should certainly fuel the growth of both companies.







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